NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock of Kid Brands, Inc., (the 'Company') from listing and registration on the Exchange at the opening of business on May 27, 2014, pursuant to the provisions of Rule 12d2-2 (b), because the Company has fallen below compliance with the requirement of Section 802.01B of the NYSE Listed Company Manual that listed companies must maintain an average global market capitalization over a consecutive 30 trading day period of not less than $15,000,000. In addition, the Company had previously fallen below the NYSE's continued listing standard in Section 802.01B of the LCM which requires the Company to maintain either (i) an average global market capitalization over a consecutive 30 trading day period of not less than $50,000,000 or (ii) stockholders' equity of not less than $50,000,000, and was operating under an NYSE approved business plan. Furthermore, the Company was below the NYSE’s continued listing standard in Section 802.01C of the LCM requiring listed companies to maintain an average closing price per share of not less than $1.00 over a consecutive 30 trading day period. 1. The Exchange's Listed Company Manual, Section 802.01B, states, in part, that the Exchange would promptly delist a security of either a domestic or non-U.S. issuer when: the issuer's average global market capitalization over a consecutive 30 trading-day period falls below $15,000,000. 2. The Exchange, on March 25, 2014, determined that the Common Stock should be suspended from trading before the opening of the trading session on March 31, 2014, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by letter on March 24, 2014. 3. Pursuant to the above authorization, a press release was issued on March 25, 2014, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on March 25, 2014 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on March 31, 2014. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions to the filing of this application have been met.